SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[RULE 13D-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 25)*

Loral Space & Communications Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

543881106

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Continued on following pages

(Page 1 of 27 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543881106	13D	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT II HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,133,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,133,569
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,569
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,133,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,133,569
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,569
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 543881106	13D	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,285,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,285,467
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,123,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,123,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 543881106	13D	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,634,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,418,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,418,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 543881106	13D	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,378,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,378,693
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 9 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,285,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,285,467
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 543881106	13D	Page 10 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,634,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 543881106	13D	Page 11 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,378,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,378,693
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 543881106	13D	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,339,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,339,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,339,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,339,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,339,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,339,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,354,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,354,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,354,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 16 of 27 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 25, the Schedule 13D filed on November 30, 2005 (the “Original Schedule 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on February 28, 2007 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on March 23, 2007 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on August 9, 2007 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on August 31, 2007 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on November 2, 2007 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on July 17, 2008 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on October 22, 2008 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on November 12, 2008 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on November 24, 2008 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on December 4, 2008 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on December 5, 2008 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on December 8, 2008 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on December 24, 2008 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on March 20, 2009 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on July 2, 2009 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on March 17, 2011 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”), on November 13, 2012 by Amendment No. 19 to the Original Schedule 13D (“Amendment No. 19”), on January 10, 2013 by Amendment No. 20 to the Original Schedule 13D (“Amendment No. 20”), on January 30, 2015 by Amendment No. 21 to the Original Schedule 13D (“Amendment No. 21”), on March 9, 2015 by Amendment No. 22 to the Original Schedule 13D (“Amendment No. 22”), on May 15, 2015 by Amendment No. 23 to the Original Schedule 13D (“Amendment No. 23”) and on September 4, 2015 by Amendment No. 24 to the Original Schedule 13D (“Amendment No. 24” and, together with Amendment No. 1 through Amendment No. 23 and the Original Schedule 13D, the “Schedule 13D”) and relates to common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 24.

Page 17 of 27 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

On March 4, 2016, Master Account II Holdings, Capital Partners (100) and Institutional Partners III acquired an aggregate of 209,700 shares of Common Stock in block trades for aggregate consideration (excluding commissions) of $7,048,925.

Page 18 of 27 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on information contained in the Form 10-K for the year ended December 31, 2015, which disclosed that there were 21,427,078 shares of Common Stock outstanding as of February 16, 2016.

All references to percentage beneficial ownership in Item 1 and this Item 5(a) are calculated by reference only to the shares of Common Stock and without reference to the beneficial ownership of any shares of Non-Voting Common Stock, which are not a class of an “equity security” as defined by Rule 13d-1(i) of the Act. Reference to the Non-Voting Common Stock in the footnotes to this Item 5(a) are made supplementally and for informational purposes only.

(a) (i) Master Account II Holdings may be deemed the beneficial owner of 1,133,5691 shares of Common Stock held for its own account (approximately 5.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(ii) Master Account II may be deemed the beneficial owner of 1,133,5692 shares of Common Stock (approximately 5.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 1,133,569 shares of Common Stock held for the account of Master Account II Holdings.

(iii) Capital Partners (100) may be deemed the beneficial owner of 151,8983 shares of Common Stock held for its own account (approximately 0.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iv) Advisors may be deemed the beneficial owner of 1,285,4674 shares of Common Stock (approximately 6.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 1,133,569 shares of Common Stock held for the account of Master Account II Holdings and (B) 151,898 shares of Common Stock held for the account of Capital Partners (100).

[1]	In addition, Master Account II Holdings may be deemed the beneficial owner of 1,089,120 shares of Non-Voting Common Stock held for its own account.
[2]	In addition, Master Account II may be deemed the beneficial owner of 1,089,120 shares of Non-Voting Common Stock held for the account of Master Account II Holdings.
[3]	In addition, Capital Partners (100) may be deemed the beneficial owner of 125,922 shares of Non-Voting Common Stock held for its own account.
[4]	In addition, Advisors may be deemed the beneficial owner of 1,215,042 shares of Non-Voting Common Stock held for the accounts of Master Account II Holdings and Capital Partners (100).

Page 19 of 27 Pages

(v) Institutional Partners may be deemed the beneficial owner of 2,123,874 shares of Common Stock held for its own account (approximately 9.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) MHRA may be deemed the beneficial owner of 205,476 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vii) MHRM may be deemed the beneficial owner of 305,541 shares of Common Stock held for its own account (approximately 1.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) Institutional Advisors may be deemed the beneficial owner of 2,634,891 shares of Common Stock (approximately 12.3% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,123,874 shares of Common Stock held for the account of Institutional Partners, (B) 205,476 shares of Common Stock held for the account of MHRA and (C) 305,541 shares of Common Stock held for the account of MHRM.

(ix) Institutional Partners II may be deemed the beneficial owner of 960,0335 shares of Common Stock held for its own account (approximately 4.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(x) Institutional Partners IIA may be deemed the beneficial owner of 2,418,6606 shares of Common Stock held for its own account (approximately 11.3% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xi) Institutional Advisors II may be deemed the beneficial owner of 3,378,6937 shares of Common Stock (approximately 15.8% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 960,033 shares of Common Stock held for the account of Institutional Partners II, and (B) 2,418,660 shares of Common Stock held for the account of Institutional Partners IIA.

(xii) Institutional Partners III may be deemed the beneficial owner of 1,040,3688 shares of Common Stock held for its own account (approximately 4.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

[5]	In addition, Institutional Partners II may be deemed the beneficial owner of 540,200 shares of Non-Voting Common Stock held for its own account.
[6]	In addition, Institutional Partners IIA may be deemed the beneficial owner of 1,360,934 shares of Non-Voting Common Stock held for its own account.
[7]	In addition, Institutional Advisors II may be deemed the beneficial owner of 1,901,134 shares of Non-Voting Common Stock held for the accounts of Institutional Partners II and Institutional Partners IIA.
[8]	In addition, Institutional Partners III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for its own account.

Page 20 of 27 Pages

(xiii) Institutional Advisors III may be deemed the beneficial owner of 1,040,3689 shares of Common Stock (approximately 4.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 1,040,368 shares of Common Stock held for the account of Institutional Partners III.

(xiv) MHRC may be deemed the beneficial owner of 1,285,46710 shares of Common Stock (approximately 6.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(iv) by virtue of MHRC’s position as the managing member of Advisors.

(xv) MHRC I may be deemed the beneficial owner of 2,634,891 shares of Common Stock (approximately 12.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(viii) by virtue of MHRC I’s position as managing member of Institutional Advisors.

(xvi) MHRC II may be deemed the beneficial owner of 3,378,69311 shares of Common Stock (approximately 15.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(xi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(xvii) Fund Management may be deemed the beneficial owner of 8,339,41912 shares of Common Stock (approximately 38.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

[9]	In addition, Institutional Advisors III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for the account of Institutional Partners III.
[10]	In addition, MHRC may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in footnote 4 to this Item 5(a) by virtue of its position as the managing member of Advisors.
[11]	In addition, MHRC II may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in footnote 7 to this Item 5(a) by virtue of its position as the managing member of Institutional Advisors II.
[12]	In addition, Fund Management may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account II, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Page 21 of 27 Pages

(xviii) MHR Holdings may be deemed the beneficial owner of 8,339,41913 shares of Common Stock (approximately 38.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xix) Dr. Rachesky may be deemed the beneficial owner of 8,354,41914 shares of Common Stock (approximately 39.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings and as the manager of MHRC I, and (b) 15,000 shares of Common Stock held directly by Dr. Rachesky.

(b) (i) Master Account II Holdings may be deemed to have (x) the sole power to direct the disposition of 1,133,569 shares of Common Stock which may be deemed to be beneficially owned by Master Account II Holdings as described above, and (y) the sole power to direct the voting of 1,133,569 shares of Common Stock which may be deemed to be beneficially owned by Master Account II Holdings as described above.

(ii) Master Account II may be deemed to have (x) the sole power to direct the disposition of 1,133,569 shares of Common Stock which may be deemed to be beneficially owned by Master Account II as described above, and (y) the sole power to direct the voting of 1,133,569 shares of Common Stock which may be deemed to be beneficially owned by Master Account II as described above.

(iii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 151,898 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 151,898 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iv) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,285,467 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,285,467 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

[13]	In addition, MHR Holdings may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of its position as the managing member of Fund Management.
[14]	In addition, Dr. Rachesky may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings.

Page 22 of 27 Pages

(v) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,123,874 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,123,874 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.

(vi) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,476 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,476 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.

(vii) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,541 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,541 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.

(viii) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,634,891 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,634,891 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.

(ix) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 960,033 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 960,033 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.

(x) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,418,660 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,418,660 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(xi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,378,693 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,378,693 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(xii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 1,040,368 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 1,040,368 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

Page 23 of 27 Pages

(xiii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 1,040,368 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 1,040,368 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xiv) MHRC may be deemed to have (x) the sole power to direct the disposition of 1,285,467 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 1,285,467 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above.

(xv) MHRC I may be deemed to have (x) the sole power to direct the disposition of 2,634,891 shares of Common Stock which may be deemed to be beneficially owned by MHRC I as described above, and (y) the sole power to direct the voting of 2,634,891 shares of Common Stock which may be deemed to be beneficially owned by MHRC I as described above.

(xvi) MHRC II may be deemed to have (x) the sole power to direct the disposition of 3,378,693 shares of Common Stock which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 3,378,693 shares of Common Stock which may be deemed to be beneficially owned by MHRC II as described above.

(xvii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 8,339,419 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 8,339,419 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(xviii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 8,339,419 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 8,339,419 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(xix) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 8,354,419 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 8,354,419 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) See Annex A to this Statement.

(d) (i) The partners of Master Account II, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account II Holdings in accordance with their partnership interests in Master Account II.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

Page 24 of 27 Pages

(iii) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.

(iv) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.

(v) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.

(vi) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(vii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(viii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Page 25 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 7, 2016	MHR CAPITAL PARTNERS MASTER ACCOUNT II HOLDINGS LLC

	By:	MHR Advisors LLC, the General Partner of its Sole Member

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR CAPITAL PARTNERS MASTER ACCOUNT II LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS LP

	By:	MHR Institutional Advisors LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

Page 26 of 27 Pages

MHRC LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRC I LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRC II LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Page 27 of 27 Pages

Annex A

The following table describes transactions in shares of Common Stock that were effected during the past sixty days, or since the last filing of a Schedule 13D or amendment thereto, whichever is less, by the persons named in response to paragraph (a) of Item 5.

Transaction Date	Person Named in Item 5(a)	Common Stock Acquired	Price Per Share ($)[1]	Description of Transaction
March 4, 2016	Master Account II Holdings	5,622	$32.75	Block Trade
March 4, 2016	Master Account II Holdings	12,600	$34.00	Block Trade
March 4, 2016	Capital Partners (100)	814	$32.75	Block Trade
March 4, 2016	Capital Partners (100)	1,825	$34.00	Block Trade
March 4, 2016	Institutional Partners III	58,264	$32.75	Block Trade
March 4, 2016	Institutional Partners III	130,575	$34.00	Block Trade

[1]	Excluding commissions.